UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED

(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited, dated January 18, 2012, announcing a public offering and its focus on growth.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED

(registrant)

Dated: January 18, 2012	By:	/s/ Herbjørn Hansson

Herbjørn Hansson
Chairman, Chief Executive Officer and President

Nordic American Tankers Limited (NYSE:NAT) Announces Public Offering – focus on growth.

Hamilton, Bermuda, January 18, 2012

Nordic American Tankers Limited (the “Company”) today announced an underwritten public offering of 5,500,000 common shares. The common shares are being offered pursuant to the Company’s effective shelf registration statement. The net proceeds of the offering are expected to be used to strengthen the Company’s resources, to fund future acquisitions and for general corporate purposes. We are actively reviewing acquisition possibilities on an ongoing basis. The company is determined to pursue its strategy of accretive growth. The Company’s current fleet consists of 20 double-hull Suezmax tankers.

The average daily spot market rate earned for the Company’s vessels during the third quarter of 2011 was about $8,000 per day. The Company expects to achieve a spot market rate of about $11,000 per day for the fourth quarter of 2011 which is in line with our cash break-even level. The Company believes that the spot tanker market has improved during the month of December 2011 and that such improvement has continued into January 2012. From January 1, 2012 through January 17, 2012 the Company has covered about 25% of the total revenue days for the first quarter 2012. During this period the Company has achieved an average spot market rate in excess of $20,000 per day. There is no guarantee that future rates will equal or exceed this amount.

The daily rates as reported by shipbrokers, by Imarex or by analysts may vary significantly from the actual rates the Company achieves in the market. As a matter of policy the Company does not attempt to predict future spot rates.

A spot market rate of $11,000 per day translates into earnings per share (EPS) of about -$0.36 for the fourth quarter of 2011. A rate differential of $5,000 per day would translate into about a $0.20 change in EPS per quarter for our 20 vessel fleet. In summary, the fourth quarter of 2011 improved from the third quarter of 2011 and so far, the first quarter of 2012 has improved from the fourth quarter of 2011.

We have previously communicated to the market that having paid a dividend of $0.30 per share in the third quarter of 2011 and $0.30 per share in the fourth quarter of 2011, we wish to keep this level of dividend for the dividend payment that is expected to take place on or about March 2, 2012. The shares sold in this offering are eligible for the dividend expected to be paid on or about March 2, 2012.

Morgan Stanley is acting as the bookrunning manager for the offering and DNB Markets and FBR are acting as co-managers of the offering. The Company has granted the underwriters a 30-day option to purchase up to 825,000 additional shares to cover over-allotments.

The common shares purchased by the underwriters are expected to be offered for resale from time to time in negotiated transactions or otherwise, at market prices on the New York Stock Exchange prevailing at the time of sale, at prices related to such prevailing market prices or otherwise. On January 18, 2012, the closing price of the Company’s common shares on the New York Stock Exchange was $15.57 per share.

Please see “Cautionary Statement Regarding Forward Looking Statements” for additional assumptions on which these estimates are based.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus and related prospectus supplement. A prospectus supplement related to the offering will be filed with the Securities and

Exchange Commission. When available, copies of the prospectus and prospectus supplement relating to the offering may be obtained from the offices of Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department or by email at prospectus@morganstanley.com.

About the Company

The Company is an international tanker Company that owns 20 modern double-hull Suezmax tankers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

The estimated results for the fourth quarter of 2011 are preliminary and may change. We and our auditors are in the process of our audit procedures for the year ended December 31, 2011, and there can be no assurance that our final results for the fourth quarter will not differ from these estimates. Any such changes could be material.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement relating to this offering and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866- 718-1649. You may also request a copy of these documents by sending an e-mail to ir@nat.bm or by accessing the Company’s website at www.nat.bm and clicking on “Investor Relations.”

Contacts:

Scandic American Shipping Ltd

Manager for:

Nordic American Tankers Limited

P.O Box 56, 3201 Sandefjord, Norway

Tel: + 47 33 42 73 00 E-mail: nat@scandicamerican.com

Rolf Amundsen, Head of Investor Relations, Norway

Nordic American Tankers Limited

Tel: +1 800 601 9079 or + 47 908 26 906

Jacob Ellefsen, Head of Research, United Kingdom

Nordic American Tankers Limited

Tel: + 44 20 31 78 58 20 or + 44 78 27 92 94 11

Gary J. Wolfe

Seward & Kissel LLP, New York, USA

Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer

Nordic American Tankers Limited

Tel: +1 866 805 9504 or + 47 901 46 291